Exhibit 12.1
Kansas City Southern de México, S.A. de C.V.
Schedule of Ratio of Earnings to Fixed Charges
(in millions of U.S. dollars, except ratio data)

					Nine Months		Three Months
	Year ended				ended		Ended
	December 31,				December 31		March 31,
	2009	2008	2007	2006	2005		2005
Earnings:
Income (loss) before income taxes and minority interest	$7.2	$118.0	$128.5	$80.4	$86.0		$(0.5)
Equity Method	(2.9)	(7.4)	(5.7)	(5.9)	1.5		—
VAT/PUT Settlement	—	—	—	—	(141.0)		—
Interest expenses	106.6	83.4	81.9	92.9	70.4		25.6

Amortization of capitalized expense	3.5	3.2	3.5	3.5	1.8		1.6

Portion of rents representative of an appropriate interest factor (1)	21.0	21.2	21.4	20.9	15.0		4.6

Income (loss) before income taxes and minority interest Adjusted	$135.4	$218.4	$229.6	$191.8	$33.7		$31.3

Fixed charges:
Interest expenses	106.6	83.4	81.9	92.9	70.4		25.6

Amortization of capitalized expense	3.5	3.2	3.5	3.5	1.8		1.6
Capitalized interest	—	0.6	—	—	—		—

Portion of rents representative of an appropriate interest factor (1)	21.0	21.2	21.4	20.9	15.0		4.6

Total fixed charges	$131.1	$108.4	$106.8	$117.3	$87.2		$31.8

Ratio of earnings to fixed charges	1.0	2.0	2.1	1.6	N/A	*	1.0

*	For the year ended December 31, 2005 our earnings were insufficient to cover fixed charges by $53.5 million.

(1)	Rents represent one-third of rents expense.